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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16
               OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF           AUGUST          , 20 06
                --------------------------      --

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

           JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
-------------------------------------------------------------------------- -----
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F
FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):
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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                              PERUSAHAAN PERSEROAN (PERSERO)
                                              PT TELEKOMUNIKASI INDONESIA
                                              -----------------------------
                                                       (REGISTRANT)


DATE       AUGUST 11, 2006                 BY /s/ Harsya Denny Suryo
     --------------------------               -----------------------------
                                                       (SIGNATURE)

                                                     HARSYA DENNY SURYO
                                              VICE PRESIDENT INVESTOR RELATION &
                                                    CORPORATE SECRETARY
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                                  PRESS RELEASE
                            No.TEL /PR000/COM-10/2006

                TELKOM APPOINTS PWC AS AUDITOR FOR THE YEAR 2006


JAKARTA, AUGUST 11, 2006 -- PT Telekomunikasi Indonesia Tbk ("TELKOM" or the "Company") announced today that it has selected Public Accounting Firm KAP Drs. Haryanto Sahari & Rekanan, affiliate of Price Waterhouse Coopers ("PwC") as its independent auditor to perform an integrated audit for the financial year 2006 consisting of auditing the Company's Consolidated Financial Statements and internal control on the financial reporting year 2006.

PwC was selected and appointed based on a limited bidding process which was participated by public accounting firms who have fulfilled its legal and independent requirements as stipulated by the capital markets authorities upon which the shares of the Company are listed and determined by the Company's AGM Resolution, dated June 30, 2006.







HARSYA DENNY SURYO
VP Investor Relations & Corporate Secretary

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TELP    : 62-21-5215109
FAX     : 62-21-5220500
E-MAIL  : investor@telkom.co.id
WEBSITE : www.telkom.co.id